Exhibit 99.6

PRESS RELEASE

INTESA SANPAOLO IS SET UP: THE SUPERVISORY BOARD

•           Meeting of the first Supervisory Board of Intesa Sanpaolo

•           Technical Committees established

•           Management Board appointed

•           Enrico Salza and Orazio Rossi nominated Chairman and Deputy Chairman of the Management Board

•           Corrado Passera indicated as Managing Director and CEO by the Supervisory Board

•           The Board also expressed a favourable opinion on the appointments of Pietro Modiano as General Manager, Deputy to the CEO, in charge of the Division “Banca dei Territori” and Francesco Micheli as General Manager in charge of the Resource Governance

Torino, Milano, January 2, 2007 – The merger by incorporation of Sanpaolo IMI with and into Banca Intesa being effective as of January 1, 2007, the Supervisory Board of Intesa Sanpaolo – appointed by the Shareholders’ Meeting of the surviving company on December 1, 2006 – held its first meeting today under the chairmanship of Giovanni Bazoli.

The Supervisory Board verified that its members are possessed with the requirements set forth by the Articles of Association and established within itself the three Technical Committees set forth by the Articles of Association:

•                       the Nomination Committee, with the responsibility for selecting and proposing appointments to the Management Board;

•                       the Remuneration Committee, with the responsibility for proposing and consulting on remuneration in accordance with applicable law and the Articles of Association;

•                       the Control Committee, with the responsibility for proposing, consulting and enquiring on matters attributed to the Supervisory Board regarding internal controls, risk management and the ICT and accounting system. In addition, the Control Committee supports the Supervisory Board in the latter’s function as Audit Committee pursuant to the US regulations (Sarbanes-Oxley Act). Lastly, the Control Committee performs duties and functions as Surveillance Body pursuant to Legislative Decree 231/2001.

In addition, the Supervisory Board established two further Technical Committees:

•                       the Strategy Committee, in charge of assisting the Supervisory Board and its Chairman in the examination of the proposals submitted by the Management Board and formulating proposals in respect of their approval or request of any integration or amendment to address to management bodies;

•                       the Financial Statement Committee, in charge of assisting the Supervisory Board and its Chairman on the discussion of matters regarding the preparation of the Company’s and the consolidated financial statements, also formulating recommendations in respect of the approval of financial reports.

The members of the Supervisory Board and the aforementioned Technical Committees along with relative requirements are set out below:

Supervisory Board	Enrolment with the Register of Auditors and practice in the legal audit of accounts	Independence requirements as set forth by the Corporate Governance Code
Giovanni Bazoli (Chairman)
Gianluca Ponzellini	X	X
Antoine Bernheim (Deputy Chairman)
Carlo Barel di Sant’Albano
Pio Bussolotto
Giovanni Costa		X
Franco Dalla Sega	X	X
Gianluca Ferrero	X	X
Angelo Ferro	X	X
Pietro Garibaldi		X
Fabrizio Gianni	X	X
Alfonso Iozzo
Giulio Lubatti	X	X
Eugenio Pavarani	X	X
Gianguido Sacchi Morsiani		X
Ferdinando Targetti		X
Livio Torio	X	X
Rodolfo Zich (Deputy Chairman)		X
Rosalba Casiraghi (*)	X	X

(*) Representative of the minority list.

Nomination Committee	Enrolment with the Register of Auditors and practice in the legal audit of accounts	Independence requirements as set forth by the Corporate Governance Code
Giovanni Bazoli (Chairman)
Fabrizio Gianni	X	X
Alfonso Iozzo
Angelo Ferro	X	X
Rodolfo Zich		X

Remuneration Committee	Enrolment with the Register of Auditors and practice in the legal audit of accounts	Independence requirements as set forth by the Corporate Governance Code
Gianluca Ponzellini (Chairman)	X	X
Giulio Lubatti	X	X
Eugenio Pavarani	X	X

Control Committee	Enrolment with the Register of Auditors and practice in the legal audit of accounts	Independence requirements as set forth by the Corporate Governance Code
Giulio Lubatti (Chairman)	X	X
Gianluca Ponzellini	X	X
Rosalba Casiraghi	X	X
Pietro Garibaldi		X
Livio Torio	X	X

Strategy Committee	Enrolment with the Register of Auditors and practice in the legal audit of accounts	Independence requirements as set forth by the Corporate Governance Code
Giovanni Bazoli (Chairman)
Antoine Bernheim
Rodolfo Zich		X
Pio Bussolotto
Carlo Barel di Sant’Albano

Financial Statement Committee	Enrolment with the Register of Auditors and practice in the legal audit of accounts	Independence requirements as set forth by the Corporate Governance Code
Eugenio Pavarani (Chairman)	X	X
Gianluca Ferrero	X	X
Gianguido Sacchi Morsiani		X
Giovanni Costa		X
Ferdinando Targetti		X

Moreover, the Board resolved upon the appointment of Franco Dalla Sega as Secretary of the Supervisory Board and the setting up of a new organisational unit named “General Secretariat of the Supervisory Board” under the responsibility of Paolo Grandi. This unit is in charge of coordinating activities in support of the Board and the Technical Committees and, in particular, carrying on relationships with the Managing Director and the managerial structure in respect of all the matters pertaining to the Supervisory Board.

The Supervisory Board determined in 11 the number of the members of the Management Board and nominated them unanimously. The Board appointed Enrico Salza Chairman, Orazio Rossi Deputy Chairman and indicated Corrado Passera as Managing Director and CEO.

Management Board
Enrico Salza	Chairman
Orazio Rossi	Deputy Chairman
Corrado Passera	Indicated as Managing Director and CEO
Elio Catania
Gianluigi Garrino
Giuseppe Fontana
Giovanni Battista Limonta
Virgilio Marrone
Emilio Ottolenghi
Giovanni Perissinotto
Marcello Sala

In addition, during the meeting the Supervisory Board expressed a favourable opinion on the appointments of Pietro Modiano as General Manager, Deputy to the CEO, in charge of the Division “Banca dei Territori”, Francesco Micheli as General Manager in charge of the

Resource Governance and Bruno Picca as the Manager in charge of preparing the Company’s financial reports.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation  of an offer to purchase, sell or exchange any securities.  The shares of Intesa Sanpaolo S.p.A. may not be  offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Investor Relations	Media Relations
Andrea TAMAGNINI	Costanza ESCLAPON
investorelations@bancaintesa.it	stampa@bancaintesa.it
+39.02.87943180	+39.02.87963531
Dean QUINN	Filippo VECCHIO
+39.011.5552593	+39.011.5557747
investor.relations@sanpaoloimi.com	infomedia@sanpaoloimi.com

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